UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2008

Commission File Number: 0-30628

ALVARION LTD.

(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion® Leads the African WiMAX Market with 60 Commercial Deployments in over 30 Countries. Dated November 18th, 2008	3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 18th, 2008	ALVARION LTD. By: /s/ Efrat Makov —————————————— Efrat Makov CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Alvarion® Leads the African WiMAX Market with 60 Commercial
Deployments in over 30 Countries

Company further demonstrates its commitment to Africa with end-to-end tailored solutions, turnkey projects, local presence

Visit Alvarion at AfricaCom, Cape Town, Booth C12A, November 18-19

CAPE TOWN, SOUTH AFRICA, November 18, 2008 – Alvarion Ltd. (NASDAQ: ALVR), the world’s leading provider of WiMAX™ and wireless broadband solutions, today announced that it continues to lead the market in Africa as the African operators’ preferred choice with 60 networks commercially deployed and a distinguished list of customers. Key achievements in Africa include deployments in over 30 countries; customer base of tier-1 operators, pan-African operators, incumbents; and strong local partners.

“Broadband coverage using WiMAX will become an integral part of Africa’s life,” said Mr. Kai Wulff, Managing Director of KDN. “The challenge to provide broadband services to all users, at all times and places, requires a vendor that is committed to the region and technology. Alvarion’s WiMAX portfolio presents an optimized roadmap with respect to the solution, cost, and ecosystem, and is clearly a leading vendor with the ability to lead the market today and well into the future.”

WiMAX allows lower costs compared to other technologies and is considered the ideal technology for emerging markets, encouraging new entrants with attractive business models. The privatization process of African incumbents further promotes competition in the telecom arena, and by 2010 the majority of African countries are expected to take part in this highly potential competition.

“The African market is definitely flourishing with WiMAX and is expected to grow from a few hundred thousand subscribers to more than 10 million WiMAX subscribers over the next several years,” said Tzvika Friedman, president and CEO of Alvarion. “Given Africa’s growth potential for WiMAX, we intend to leverage our ongoing success as we extend deployments throughout the region. Together with our strong local partners, we remain fully committed to the African market and focused on supporting our customers with end-to-end WiMAX offerings and a proven track record that includes tailored solutions, applications, technical support and training.”

“Wireless broadband connectivity is becoming an integral part of the daily life in Africa for both business and residential customers,” said Berge Ayvazian, Chief Strategy Officer of Yankee Group. “Just as wireless networks have created an explosion of mobile cellular telephony, wireless technology will make broadband affordable and available anywhere for rapid adoption by consumers and businesses. The lack of wired infrastructure in Africa positions WiMAX into an ideal technology for providing voice and broadband Internet service across the continent, and enabling cost efficient solutions for the benefit of operators and end-users alike. With an already strong and established presence in the region, Alvarion is well-positioned to help increase the regional uptake of WiMAX-based broadband services.”

About Alvarion
Alvarion is the largest WiMAX pure player, ensuring customer long-term success with fixed and mobile solutions for the full range of frequency bands. Based on its OPEN™ WiMAX strategy, the company offers superior wireless broadband infrastructure and an all-IP best-of-breed ecosystem in cooperation with its strategic partners. Alvarion has delivered over 200 commercial WiMAX deployments worldwide (www.alvarion.com).

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WIMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion’s future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

“WiMAX Forum” is a registered trademark of the WiMAX Forum. “WiMAX,” the WiMAX Forum logo, “WiMAX Forum Certified” and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum.

“Alvarion” is the registered trademark of Alvarion Ltd.

“OPEN” is the trademark of Alvarion Ltd.

All other companies’ names, products, services may be the properties of their respective owners.